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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Finisar Corporation

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

31787A101

(CUSIP Number)

Calendar Year 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 31787A101

1.	Name of Reporting Person: Frank H. Levinson		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑	(1)

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 25,318,819 (2)

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 22,076,319 (3)

		8.	Shared Dispositive Power: 6,485,000 (4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,561,319

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☑ (5)

11.	Percent of Class Represented by Amount in Row (9): 12.7%

12.	Type of Reporting Person: IN

See pages 8 and 9 for Explanatory Notes

13G
CUSIP No. 31787A101

1.	Name of Reporting Person: Frank H. Levinson Revocable Living Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑	(1)

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 25,318,819 (2)

		6.	Shared Voting Power: - 0 -

		7.	Sole Dispositive Power: 22,076,319 (3)

		8.	Shared Dispositive Power: 6,485,000 (4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,561,319

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☑ (5)

11.	Percent of Class Represented by Amount in Row (9): 12.7%

12.	Type of Reporting Person: OO

See pages 8 and 9 for Explanatory Notes

13G
CUSIP No. 31787A101

1.	Name of Reporting Person: Wynette M. LaBrosse (6)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑	(1)

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 9,454,360 (8)

		6.	Shared Voting Power: - 0 -

		7.	Sole Dispositive Power: 6,211,860 (9)

		8.	Shared Dispositive Power: 6,485,000 (5)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,696,860

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☑ (5)

11.	Percent of Class Represented by Amount in Row (9): 5.6%

12.	Type of Reporting Person: IN

See pages 8 and 9 for Explanatory Notes

13G
CUSIP No. 31787A101

1.	Name of Reporting Person: Wynette M. LaBrosse Trust (7)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑	(1)

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 9,454,360 (8)

		6.	Shared Voting Power: - 0 -

		7.	Sole Dispositive Power: 6,211,860 (9)

		8.	Shared Dispositive Power: 6,485,000 (4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,696,860

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☑ (5)

11.	Percent of Class Represented by Amount in Row (9): 5.6%

12.	Type of Reporting Person: OO

See pages 8 and 9 for Explanatory Notes

Item 1(a)	Name of Issuer:

Finisar Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1308 Moffett Park Drive, Sunnyvale, CA 94089

Item 2(a)	Name of Persons Filing:

Frank H. Levinson

Frank H. Levinson Revocable Living Trust

Wynnette M. LaBrosse

Wynnette M. LaBrosse Trust

Items 2(b)	Address of Principal Business Office, or, if none, Residence:

1308 Moffett Park Drive, Sunnyvale, CA 94089 for Frank H. Levinson, and the Frank H. Levinson Living Trust

555 Bryant St., #352, Palo Alto, CA 94301 for Wynnette L. LaBrosse (6) and the Wynnette M. LaBrosse Trust (7).

Item 2(c)	Citizenship:

United States for all reporting persons

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001

Item 2(e)	CUSIP Number:

31787A101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	A.	Frank H. Levinson

	(a)	Amount beneficially owned: 28,561,319 (10)

	(b)	Percent of class: 12.7%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 25,318,819 (2)

(ii) Shared power to vote or to direct the vote: - 0 -

(iii) Sole power to dispose or to direct the disposition of: 22,076,319 (3)

(iv) Shared power to dispose or to direct the disposition of: 6,485,000 (4)

See pages 8 and 9 for Explanatory Notes.

B.	Frank H. Levinson Revocable Living Trust

(a)	Amount beneficially owned: 28,561,319 (10)

(b)	Percent of class: 12.7%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 25,318,819 (2)

	(ii)	Shared power to vote or to direct the vote: - 0 -

	(iii)	Sole power to dispose or to direct the disposition of: 22,076,319 (3)

	(iv)	Shared power to dispose or to direct the disposition of: 6,485,000 (4)

C.	Wynnette M. LaBrosse (6)

(a)	Amount beneficially owned: 12,696,860 (11)

(b)	Percent of class: 5.6%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 9,454,360 (8)

	(ii)	Shared power to vote or to direct the vote: - 0 -

	(iii)	Sole power to dispose or to direct the disposition of: 6,211,860 (9)

	(iv)	Shared power to dispose or to direct the disposition of: 6,485,000 (4)

D.	Wynnette M. LaBrosse Trust (7)

(a)	Amount beneficially owned: 12,696,860 (11)

(b)	Percent of class: 5.6%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 9,454,360 (8)

	(ii)	Shared power to vote or to direct the vote: - 0 -

	(iii)	Sole power to dispose or to direct the disposition of: 6,211,860 (9)

	(iv)	Shared power to dispose or to direct the disposition of: 6,485,000 (4)

See pages 8 and 9 for Explanatory Notes.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

Not Applicable.

Explanatory Notes:

(1) The Frank H. Levinson Revocable Living Trust and the Wynnette M. LaBrosse Trust each own 50% of the shares of Seti Trading Co., Inc. (“Seti”), a holding company owning 6,485,000 shares of the issuer’s common stock. Frank H. Levinson and Wynnette M. LaBrosse are the sole directors of Seti and, consequently, the affirmative vote or consent of each of Mr. Levinson and Ms. LaBrosse is required for any sale or other disposition of the issuer’s shares held by Seti. However, pursuant to a shareholders’ agreement, with respect to any matter coming before the shareholders of the issuer, each of Mr. Levinson and Ms. LaBrosse maintain the right to direct Seti to vote 50% of the shares of the issuer held by Seti in accordance with written instructions from Mr. Levinson or Ms. LaBrosse, respectively. Accordingly, each of Mr. Levinson and Ms. LaBrosse have shared dispositive power with respect to all 6,485,000 shares held by Seti and sole voting power with respect to 3,242,500 shares of the issuer held by Seti. Mr. Levinson and Ms. LaBrosse disclaim the existence of a group under Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, with respect to the 6,485,000 shares held by Seti. Neither Mr. Levinson nor Ms. LaBrosse is a member of a group with respect to any other shares of the issuer.

(2) 22,076,319 of the shares are held by the Frank H. Levinson Revocable Living Trust, of which Frank H. Levinson is the sole trustee. As sole trustee, Mr. Levinson exercises sole voting and dispositive power over the shares held by the trust. The amount held by the Frank H. Levinson Revocable Living Trust includes 440,000 shares subject to options currently exercisable or exercisable within 60 days of December 31, 2004. 3,242,500 of the shares are held by Seti. See also note (1).

(3) Held by the Frank H. Levinson Revocable Living Trust, of which Frank H. Levinson is the sole trustee. As sole trustee, Mr. Levinson exercises sole voting and dispositive power over the shares held by the trust.

(4) Held by Seti Trading Co., Inc., a holding company owned 50% by the Frank H. Levinson Revocable Living Trust and 50% by the Wynnette M. LaBrosse Trust. See also note (1).

(5) 2,654,618 shares held by the Irrevocable Trust of Frank H. and Wynnette L. Levinson dated July 15, 1999, 300,000 shares held by the adult children of Frank H. Levinson and Wynnette M. LaBrosse and 3,975,000 shares held by trusts for the children of Frank H. Levinson and Wynnette M. LaBrosse are disclaimed from beneficial ownership pursuant to Rule 13d-4.

(6) Wynnette M. LaBrosse has previously filed a Schedule 13G and Schedules 13 G/A under the name Wynnette L. Levinson.

(7) The Wynnette M. LaBrosse Trust has previously filed a Schedule 13G and Schedules 13 G/A under the name the Wynnette L. Levinson Trust.

(8) 6,211,860 of the shares are held by the Wynnette M. LaBrosse Trust, of which Wynnette M. LaBrosse is the sole trustee. As sole trustee, Ms. LaBrosse exercises sole voting and dispositive power over the shares held by the trust. 3,242,500 of the shares are held by Seti. See also note (1).

(9) Held by the Wynnette M. LaBrosse Trust, of which Wynnette M. LaBrosse is the sole trustee. As sole trustee, Ms. LaBrosse exercises sole voting and dispositive power over the shares held by the trust.

(10) Comprised of 22,076,319 shares held by the Frank H. Levinson Revocable Living Trust (including 440,000 shares subject to options currently exercisable or exercisable within 60 days of December 31, 2004) and 6,485,000 shares held by Seti Trading Co., Inc., a holding company owned 50% by the Frank H. Levinson Revocable Living Trust and 50% by the Wynnette M. LaBrosse Trust.

(11) Comprised of 6,211,860 shares held by the Wynnette M. LaBrosse Trust and 6,485,000 shares held by Seti Trading Co., Inc., a holding company owned 50% by the Wynnette M. LaBrosse Trust and 50% by the Frank H. Levinson Revocable Living Trust.

SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2005

Frank H. Levinson
Frank H. Levinson

Wynnette M. LaBrosse
Wynnette M. LaBrosse

FRANK H. LEVINSON REVOCABLE LIVING TRUST
Frank H. Levinson
Frank H. Levinson, Trustee

WYNNETTE M. LABROSSE TRUST
Wynnette M. LaBrosse
Wynnette M. LaBrosse, Trustee

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

EXHIBIT REFERENCE	DESCRIPTION

A	Agreement to Jointly File Schedule 13G/A

AGREEMENT TO JOINTLY FILE SCHEDULE 13G

     AGREEMENT dated as of February 23, 2005 by and among Frank H. Levinson, Wynnette M. LaBrosse, the Frank H. Levinson Revocable Living Trust and the Wynnette M. LaBrosse Trust (collectively, the “Reporting Persons”).

     WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the “Act”), the Reporting Persons hereto have decided to satisfy their filing obligations under the Act by a single joint filing:

     NOW, THEREFORE, the Reporting Persons hereby agree as follows:

1.	The Schedule 13G/A with respect to Finisar Corporation, to which this is attached as Exhibit A, is filed on behalf of each of the Reporting Persons.

2.	Each Reporting Person is responsible for the completeness and accuracy of the information concerning such Reporting Person contained therein.

     IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

Frank H. Levinson
Frank H. Levinson

Wynnette M. LaBrosse
Wynnette M. LaBrosse

FRANK H. LEVINSON REVOCABLE LIVING TRUST
Frank H. Levinson
Frank H. Levinson, Trustee

WYNNETTE M. LABROSSE TRUST
Wynnette M. LaBrosse
Wynnette M. LaBrosse, Trustee

EXHIBIT A